Filed Pursuant to Rule 424(b)(3)
Registration No. 333-154732

PROSPECTUS
12,235,532 Shares

Common Stock

  This prospectus relates to the resale from time to time of up to 12,235,532 shares of our outstanding common stock in the aggregate, including shares of our common stock issuable upon the exercise of warrants, which were issued to the selling stockholders named in this prospectus and which may be held from time to time by such stockholders and their donees, pledgees or successors . Of the shares of common stock offered under this prospectus, 9,411,948 shares were issued in connection with a private placement of our shares to institutional and other accredited investors and 2,823,584 shares are issuable upon the exercise of warrants issued to the investors in the private placement. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders, although we may receive proceeds upon the exercise of the warrants.

The selling stockholders may sell the shares of common stock described in this prospectus from time to time in a number of different ways and at varying prices determined at the time of sale or at negotiated prices. We provide more information about how the selling stockholders may sell their shares of common stock in the section entitled “Plan of Distribution” on page 23 . We will not be paying any underwriting discounts or commissions in this offering.

The common stock is traded on the Nasdaq Global Market under the symbol “MITI.” On November 21, 2008, the reported closing price of the common stock was $3.80 per share.

An investment in the shares offered hereby involves a high degree of risk. Before investing in our common stock, we recommend that you carefully read this entire prospectus, including the “Risk Factors” section beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 24, 2008.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC. The prospectus relates to 12,235,532 shares of our common stock, including 2,823,584 shares of our common stock issuable upon the exercise of warrants, which the selling stockholders named in this prospectus may sell from time to time. We will not receive any of the proceeds from these sales, except that upon any exercise of the warrants by payment of cash, we will receive the exercise price of the warrants. We have agreed to pay the expenses incurred in registering these shares, including legal and accounting fees.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is lawful to do so. The selling stockholders should not make an offer of these shares in any state where the offer is not permitted. Brokers or dealers should confirm the existence of an exemption from registration or effect a registration in connection with any offer and sale of these shares.

The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information.”

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the documents that we incorporate by reference into this prospectus, before making an investment decision.

MICROMET, INC.

We are a biopharmaceutical company developing novel, proprietary antibodies for the treatment of cancer, inflammation and autoimmune diseases. Four of our antibodies are currently in clinical trials, while the remainder of our product pipeline is in preclinical development. Blinatumomab, also known as MT103 and MEDI-538, the most advanced antibody in our product pipeline developed using our BiTE ® antibody technology platform, is being evaluated in a phase 2 clinical trial for the treatment of patients with acute lymphoblastic leukemia and in a phase 1 clinical trial for the treatment of patients with non-Hodgkin’s lymphoma. BiTE antibodies represent a new class of antibodies that activate a patient’s own cytotoxic T cells, considered the most powerful “killer cells” of the human immune system, to eliminate cancer cells. We are developing blinatumomab in collaboration with MedImmune, Inc., a subsidiary of AstraZeneca plc.   MT110, our second BiTE antibody in clinical development, is being evaluated in a phase 1 clinical trial for the treatment of patients with lung or gastrointestinal cancer. Our third clinical stage antibody is adecatumumab, also known as MT201, a human monoclonal antibody that targets epithelial cell adhesion molecule, or EpCAM-expressing solid tumors. We are developing adecatumumab in collaboration with Merck Serono in a phase 1b clinical trial evaluating adecatumumab in combination with docetaxel for the treatment of patients with metastatic breast cancer. Our fourth clinical stage antibody is MT293, which is licensed to TRACON and is being developed in a phase 1 clinical trial for the treatment of patients with cancer. We have additional BiTE antibodies that are in different stages of preclinical development and that target CEA, CD33, Her2, EGFR, and MCSP. In addition, we have established a collaboration with Nycomed for the development and commercialization of MT203, a human antibody neutralizing the activity of granulocyte/macrophage colony stimulating factor, or GM-CSF, which has potential applications in the treatment of various inflammatory and autoimmune diseases, such as rheumatoid arthritis, psoriasis, or multiple sclerosis. To date, we have incurred significant research and development expenses and have not achieved any product revenues from sales of our product candidates.

Each of our programs will require many years and significant costs to advance through development. Typically it takes many years from the initial identification of a lead compound to the completion of preclinical and clinical trials, before applying for marketing approval from the United States Food and Drug Administration, or FDA, or European Medicines Agency, or EMEA, or equivalent regulatory agencies. The risk that a program has to be terminated, in part or in full, for safety reasons or lack of adequate efficacy, is very high. In particular, we cannot predict which, if any, of our potential product candidates will be successfully developed or approved, nor can we predict the time and cost to complete development.

As we obtain results from preclinical studies or clinical trials, we may elect to discontinue the development for certain product candidates for safety, efficacy or commercial reasons. We may also elect to discontinue development of one or more product candidates in order to focus our resources on more promising product candidates. Our business strategy includes entering into collaborative agreements with third parties for the development and commercialization of our product candidates. Depending on the structure of such collaborative agreements, a third party may be granted control over the clinical trial process for one of our product candidates. In such a situation, the third party, rather than us, may in fact control development and commercialization decisions for the respective product candidate. Consistent with our business model, we may enter into additional collaboration agreements in the future. We cannot predict the terms of such agreements or their potential impact on our capital requirements. Our inability to complete our research and development projects in a timely manner, or our failure to enter into new collaborative agreements, when appropriate, could significantly increase our capital requirements and affect our liquidity.

Since our inception, we have financed our operations through private placements of preferred stock, debt financing, and government grants for research, as well as licensing fees, milestone payments and research-contribution revenues from our collaborations with pharmaceutical companies, and, more recently, through private placements of common stock and associated warrants. We intend to continue to seek funding through public or private financings in the future. If we are successful in raising additional funds through the issuance of equity securities, stockholders may experience substantial dilution including as a result of issuing warrants in connection with the financing, or the equity securities may have rights, preferences or privileges senior to existing stockholders. If we are successful in raising additional funds through debt financings, these financings may involve significant cash payment obligations and covenants that restrict our ability to operate our business. There can be no assurance that we will be successful in raising additional capital on acceptable terms, or at all.

As described above, we have strategic collaborations with Merck Serono, MedImmune and Nycomed to develop therapeutic antibodies in cancer and inflammatory and autoimmune diseases. We also have a license agreement with TRACON for the development and commercialization of one of our clinical stage product candidates and an exclusive marketing agreement with Enzon, Inc. (now Enzon Pharmaceuticals, Inc.) to market and license to third parties the companies’ respective single-chain antibody patent estates. See “Risk Factors” for a discussion of risks relating to our business and owning our capital stock.

On May 5, 2006, CancerVax Corporation completed a merger with Micromet AG, a privately-held German company. CancerVax was incorporated in the State of Delaware on June 12, 1998. Following the merger, CancerVax was renamed “Micromet, Inc.” Unless specifically noted otherwise, as used throughout this prospectus, “Micromet”, “we,” “us,” and “our” refers to the business of the combined company after the closing of the merger, and “collaborator” refers to the counterparties to our collaboration agreements as well as the counterparties to our license agreements.

Our principal executive offices are located at 6707 Democracy Boulevard, Suite 505, Bethesda, Maryland 20817, and our main telephone number is (240) 752-1420. Our website is located on the world wide web at http://www.micromet-inc.com. We do not incorporate by reference into this prospectus the information on, or accessible through, our website, and you should not consider it as part of this prospectus.

RECENT DEVELOPMENTS

We entered into a Securities Purchase Agreement dated September 29, 2008 with various institutional and individual accredited investors, pursuant to which we agreed to sell and issue an aggregate of 9,411,948 shares of our common stock, which we refer to herein as the Shares, and Warrants to purchase up to an aggregate of 2,823,584 shares of our common stock, which we refer to herein as the Warrant Shares, in a private placement. The per unit purchase price of a Share and a Warrant to purchase 0.3 shares of common stock was $4.25. The Shares and the Warrants were issued on October 2, 2008. We received gross proceeds of approximately $40.0 million, before offering expenses. Among the investors were three of our directors in their individual capacities and two funds affiliated with directors of our company. Piper Jaffray & Company acted as sole book-running lead placement agent with respect to the transaction and received an aggregate cash fee equal to approximately $1.7 million, and RBC Capital Markets acted as co-lead placement agent and received an aggregate cash fee equal to approximately $0.8 million.

The Warrants are exercisable at $4.63 per share until October 2, 2013. The exercise price of the Warrants is subject to adjustment upon certain transactions, including stock splits, stock dividends, pro rata distributions of securities or assets to stockholders, mergers, consolidations, sales of all or substantially all of our assets, tender or exchange offers or reclassifications.

In connection with the private placement, we entered into a Registration Rights Agreement dated September 29, 2008 pursuant to which we agreed to register both the Shares and the Warrant Shares for resale under the Securities Act of 1933, as amended, or the Securities Act. Under the terms of the Registration Rights Agreement, we were required to file a registration statement with the SEC on or before November 3, 2008. Pursuant to the Registration Rights Agreement, we also agreed to use commercially reasonable efforts to keep the Registration Statement continuously effective under the Securities Act until the earlier of the date on which all of the Shares and Warrant Shares have been publicly sold by the selling stockholders, or until October 2, 2010. We also agreed to other customary obligations regarding registration, including matters relating to indemnification and payment of expenses.

We may be liable for liquidated damages to holders of the Shares and Warrant Shares if the registration statement of which this prospectus is a part is not declared effective by the earlier of January 30, 2009 or the tenth trading day following the date on which we receive notification from the SEC that the registration statement will not be reviewed or is no longer subject to further review by the SEC. We may also be liable for liquidated damages if the registration statement ceases for any reason to remain continuously effective as to all of the Shares, or a purchaser of the Shares is not permitted to resell such purchaser’s Shares under the registration statement for any reason for more than an aggregate of 20 consecutive calendar days or 40 total calendar days in any 12-month period, or if we fail to satisfy the current public information requirement under Rule 144(c)(1) of the Securities Act as a result of which the purchasers who are not affiliates are unable to sell their Shares. The amount of the liquidated damages is, in aggregate, one percent per month, subject to an aggregate cap of six percent, and in certain instances twelve percent, of the aggregate purchase price of the securities, except that no liquidated damages will apply with respect to the Warrants or the Warrant Shares prior to their issuance.

THE OFFERING

Issuer	Micromet, Inc.

Selling Stockholders	Accredited investors who purchased shares of our common stock and warrants in a private placement in October 2008.

Securities offered by Selling Stockholders	12,235,532 shares of our common stock, which includes 2,823,584 shares issuable to the selling stockholders named in this prospectus upon the exercise of the warrants.

Use of proceeds
We will not receive any proceeds from sales of the shares of common stock sold from time to time under this prospectus by the selling stockholders. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants, which will be used for general corporate purposes.

Warrants
Each warrant is exercisable for shares of our common stock at an initial exercise price of $4.63 per share, subject to adjustment upon certain events. The warrants were exercisable upon issuance and will expire at 5:30 p.m., New York City time, on October 2, 2013.

Trading of Warrants
The common stock underlying the warrants is being registered for resale hereunder. Currently, there is no public market for the warrants, and we do not expect that any such market will develop. The warrants will not be listed on any securities exchange or included in any automated quotation system.

Risk Factors
An investment in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 for a discussion of certain factors that you should consider when evaluating an investment in our common stock.

NASDAQ Global Market symbol	“MITI”

RISK FACTORS

Investing in our common stock involves a high degree of risk. The following information sets forth factors that could cause our actual results to differ materially from those contained in forward-looking statements we have made in this prospectus and the information incorporated herein by reference and those we may make from time to time. If any of the following risks actually occur, the market price of our common stock could decline, and you could lose all or part of your investment. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations and could result in a complete loss of your investment.  Certain factors individually or in combination with others may have a material adverse effect on our business, financial condition and results of operations and you should carefully consider them. You should also consider all other information contained in or incorporated by reference in this prospectus before deciding to invest in our common stock.

Risks Relating to Our Financial Results, Financial Reporting and Need for Financing

We have a history of losses, we expect to incur substantial losses and negative operating cash flows for the foreseeable future and we may never achieve or maintain profitability.

We have incurred losses from the inception of Micromet through September 30, 2008, and we expect to incur substantial losses for the foreseeable future. We have no current sources of material ongoing revenue, other than the reimbursement of development expenses and potential future milestone payments from our current collaborators or licensees, Merck Serono, MedImmune, Nycomed and TRACON. We have not commercialized any products to date, either alone or with a third party collaborator. If we are not able to commercialize any products, whether alone or with a collaborator, we may not achieve profitability. Even if our collaboration agreements provide funding for a portion of our research and development expenses for some of our programs, we expect to spend significant capital to fund our internal research and development programs for the foreseeable future. As a result, we will need to generate significant revenues in order to achieve profitability. We cannot be certain whether or when this will occur because of the significant uncertainties that affect our business. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable may depress the market value of our common stock and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations and, as a result, you could lose part or all of your investment.

We will require additional financing, which may be difficult to obtain and may dilute your ownership interest in us. If we fail to obtain the capital necessary to fund our operations, we will be unable to develop or commercialize our product candidates and our ability to operate as a going concern may be adversely affected.

We will require substantial funds to continue our research and development programs and our future capital requirements may vary from what we expect. There are factors, many of which are outside our control, that may affect our future capital requirements and accelerate our need for additional financing. Among the factors that may affect our future capital requirements and accelerate our need for additional financing are:

•	continued progress in our research and development programs, as well as the scope of these programs;

•	our ability to establish and maintain collaborative arrangements for the discovery, research or development of our product candidates;

•	the timing, receipt and amount of research funding and milestone, license, royalty and other payments, if any, from collaborators;

•	the timing, receipt and amount of sales revenues and associated royalties to us, if any, from our product candidates in the market;

•	our ability to sell shares of our common stock under our CEFF with Kingsbridge;

•	the costs of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other patent-related costs, including litigation costs and technology license fees;

•	costs associated with litigation; and

•	competing technological and market developments.

We filed a shelf registration statement, declared effective by the SEC on December 9, 2004, under which we may raise up to $80 million through the sale of our common stock. This shelf registration statement became inactive in March 2006, and will expire in December 2008. We may seek to file a new shelf registration statement, although our ability to do so will depend on our eligibility to use a shelf registration statement at such time, under applicable SEC rules. We expect to seek additional funding through public or private financings or from new collaborators with whom we enter into research or development collaborations with respect to programs that are not currently licensed. However, the market for stock of companies in the biotechnology sector in general, and the market for our common stock in particular, is highly volatile. Due to market conditions and the status of our product development pipeline, additional funding may not be available to us on acceptable terms, or at all. Having insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. Failure to obtain adequate financing also may adversely affect our ability to operate as a going concern.

If we raise additional funds through the issuance of equity securities, our stockholders may experience substantial dilution, including as a result of the issuance of warrants in connection with the financing, or the equity securities may have rights, preferences or privileges senior to those of existing stockholders. If we raise additional funds through debt financings, these financings may involve significant cash payment obligations and covenants that restrict our ability to operate our business and make distributions to our stockholders. We also could elect to seek funds through arrangements with collaborators or others that may require us to relinquish rights to certain technologies, product candidates or products.

Our committed equity financing facility with Kingsbridge may not be available to us if we elect to make a draw down, may require us to make additional “blackout” or other payments to Kingsbridge and may result in dilution to our stockholders.

In August 2006, we entered into a CEFF with Kingsbridge. The CEFF entitles us to sell and obligates Kingsbridge to purchase, from time to time until September 2009, shares of our common stock for cash consideration up to an aggregate of $25 million, subject to certain conditions and restrictions. Kingsbridge will not be obligated to purchase shares under the CEFF unless certain conditions are met, which include:

•	a minimum price for our common stock that is not less than 85% of the closing price of the day immediately preceding the applicable eight-day pricing period, but in no event less than $2.00 per share;

•	the accuracy of representations and warranties made to Kingsbridge;

•	our compliance with all applicable laws which, if we failed to so comply, would have a Material Adverse Effect (as that term is defined in the purchase agreement with Kingsbridge); and

•	the effectiveness of a registration statement registering for resale the shares of common stock to be issued in connection with the CEFF.

Kingsbridge is permitted to terminate the CEFF by providing written notice to us upon the occurrence of certain events. For example, we are only eligible to draw down funds under the CEFF at such times as our stock price is above $2.00 per share. Kingsbridge is also able to terminate the CEFF at any time that we have not drawn down at least $1.25 million in funds over a consecutive 12-month period. As of the date of this prospectus, we have not drawn down any funds from the CEFF, and therefore Kingsbridge could terminate the CEFF under its terms. The CEFF is scheduled to expire in September 2009. We intend to seek an extension of the term of the CEFF, but no assurance can be given that Kingsbridge will agree to any such extension. In order to extend the term of the CEFF beyond September 2009, Kingsbridge may require additional consideration, such as the issuance of a warrant to purchase our common stock that could result in additional dilution to our stockholders.   If we are unable to access funds through the CEFF, or if Kingsbridge terminates the CEFF or it otherwise expires, we may be unable to access capital from other sources on favorable terms, or at all.

We are entitled, in certain circumstances, to deliver a blackout notice to Kingsbridge to suspend the use of the resale registration statement and prohibit Kingsbridge from selling shares under the resale registration statement for a certain period of time. If we deliver a blackout notice during the fifteen trading days following our delivery of shares to Kingsbridge in connection with any draw down, then we may be required to make a payment to Kingsbridge, or issue to Kingsbridge additional shares in lieu of this payment, calculated on the basis of the number of shares purchased by Kingsbridge in the most recent draw down and held by Kingsbridge immediately prior to the blackout period and the decline in the market price, if any, of our common stock during the blackout period. If the trading price of our common stock declines during a blackout period, this blackout payment could be significant.

In addition, if we fail to maintain the effectiveness of the resale registration statement or related prospectus in circumstances not permitted by our agreement with Kingsbridge, we may be required to make a payment to Kingsbridge, calculated on the basis of the number of shares held by Kingsbridge during the period that the registration statement or prospectus is not effective, multiplied by the decline in market price, if any, of our common stock during the ineffective period. If the trading price of our common stock declines during a period in which the resale registration statement or related prospectus is not effective, this payment could be significant.

Should we sell shares to Kingsbridge under the CEFF or issue shares in lieu of a blackout payment, it will have a dilutive effect on the holdings of our current stockholders and may result in downward pressure on the price of our common stock. If we draw down under the CEFF, we will issue shares to Kingsbridge at a discount of 6% to 14% from the volume weighted average price of our common stock. If we draw down amounts under the CEFF when our share price is decreasing, we will need to issue more shares to raise the same amount than if our stock price was higher. Issuances in the face of a declining share price will have an even greater dilutive effect than if our share price were stable or increasing and may further decrease our share price. Moreover, the number of shares that we will be able to issue to Kingsbridge in a particular draw down may be materially reduced if our stock price declines significantly during the applicable eight-day pricing period.

Our quarterly operating results and stock price may fluctuate significantly.

We expect our results of operations to be subject to quarterly fluctuations. The level of our revenues, if any, and results of operations for any given period, will be based primarily on the following factors:

•	the status of development of our product candidates;

•
the time at which we enter into research and license agreements with strategic collaborators that provide for payments to us, and the timing and accounting treatment of payments to us, if any, under those agreements;

•
whether or not we achieve specified research, development or commercialization milestones under any agreement that we enter into with strategic collaborators and the timely payment by these collaborators of any amounts payable to us;

•	the addition or termination of research programs or funding support under collaboration agreements;

•	the timing of milestone payments under license agreements, repayments of outstanding amounts under loan agreements, and other payments that we may be required to make to others;

•	variations in the level of research and development expenses related to our clinical or preclinical product candidates during any given period;

•
the change in fair value of the common stock warrants issued to investors in connection with our 2007 private placement financing, remeasured at each balance sheet date using a Black-Scholes option-pricing model, with the change in value recorded as other income or expense; and

•	general market conditions affecting companies with our risk profile and market capitalization.

These factors may cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

If the estimates we make and the assumptions on which we rely in preparing our financial statements prove inaccurate, our actual results may vary significantly.

Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges taken by us and related disclosure. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We cannot assure you that our estimates, or the assumptions underlying them, will be correct. Accordingly, our actual financial results may vary significantly from the estimates contained in our financial statements.

Changes in, or interpretations of, accounting rules and regulations could result in unfavorable accounting charges or require us to change our compensation policies.

Accounting methods and policies for biopharmaceutical companies, including policies governing revenue recognition, research and development and related expenses, accounting for stock options and in-process research and development costs are subject periodically to further review, interpretation and guidance from relevant accounting authorities, including the SEC. Changes to, or interpretations of, accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this filing.

Our operating and financial flexibility, including our ability to borrow money, is limited by certain debt arrangements.

Our loan agreements contain certain customary events of default, which generally include, among others, non-payment of principal and interest, violation of covenants, cross defaults, the occurrence of a material adverse change in our ability to satisfy our obligations under our loan agreements or with respect to one of our lenders’ security interest in our assets and in the event we are involved in certain insolvency proceedings. Upon the occurrence of an event of default, our lenders may be entitled to, among other things, accelerate all of our obligations and sell our assets to satisfy our obligations under our loan agreements. In addition, in an event of default, our outstanding obligations may be subject to increased rates of interest.

In addition, we may incur additional indebtedness from time to time to finance acquisitions, investments or strategic alliances or capital expenditures or for other purposes. Our level of indebtedness could have negative consequences for us, including the following:

•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	payments on our indebtedness will reduce the funds that would otherwise be available for our operations and future business opportunities;

•	we may be more highly leveraged than our competitors, which may place us at a competitive disadvantage; and

•	our debt level may reduce our flexibility in responding to changing business and economic conditions.

We have determined and further received an opinion from our independent registered public accounting firm in connection with our year-end audit for 2007 that our system of internal control over financial reporting does not meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. As a result, investors could lose confidence in the reliability of our internal control over financial reporting, which could have a material adverse effect on our stock price.

As a publicly traded company, we are required to comply with the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and the related rules and regulations of the SEC, including Section 404 of Sarbanes-Oxley. We are in the process of upgrading our existing, and implementing additional, procedures and controls.

Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. In connection with the audit of our consolidated financial statements for the year ended December 31, 2007, our independent registered public accounting firm provided us with an unqualified opinion on our consolidated financial statements, but it identified material weaknesses in our internal control over financial reporting based on criteria established in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations, or COSO, of the Treadway Commission. These material weaknesses relate to certain of our accrual processes and an insufficient level of management review in our financial statement close and reporting process. Because of these material weaknesses in our internal control over financial reporting, there is heightened risk that a material misstatement of our annual or quarterly financial statements will not be prevented or detected.

We are in the process of expanding our internal resources and implementing additional procedures in order to remediate these material weaknesses in our internal control over financial reporting; however, we cannot guarantee that these efforts will be successful. If we do not adequately remedy these material weaknesses, and if we fail to maintain proper and effective internal control over financial reporting in future periods, our ability to provide timely and reliable financial results could suffer, and investors could lose confidence in our reported financial information, which may have a material adverse effect on our stock price.

Risks Relating to Our Common Stock

Substantial sales of shares may adversely impact the market price of our common stock and our ability to issue and sell shares in the future.

Substantially all of the outstanding shares of our common stock are eligible for resale in the public market. A significant portion of these shares is held by a small number of stockholders. We have also registered shares of our common stock that we may issue under our equity incentive compensation plans and our employee stock purchase plan. In addition, any shares issued under the CEFF would be covered by a registration statement and eligible for resale in the public market. These shares generally can be freely sold in the public market upon issuance. If our stockholders sell substantial amounts of our common stock, the market price of our common stock may decline, which might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We are unable to predict the effect that sales of our common stock may have on the prevailing market price of our common stock.

Our stock price may be volatile, and you may lose all or a substantial part of your investment.

The market price for our common stock is volatile and may fluctuate significantly in response to a number of factors, a number of which we cannot control. Among the factors that could cause material fluctuations in the market price for our common stock are:

•	our ability to upgrade and implement our disclosure controls and our internal control over financial reporting;

•	our ability to successfully raise capital to fund our continued operations;

•	our ability to successfully develop our product candidates within acceptable timeframes;

•	changes in the regulatory status of our product candidates;

•	changes in significant contracts, strategic collaborations, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

•	the execution of new collaboration agreements or termination of existing collaborations related to our clinical or preclinical product candidates or our BiTE antibody technology platform;

•	announcements of the invalidity of, or litigation relating to, our key intellectual property;

•	announcements of the achievement of milestones in our agreements with collaborators or the receipt of payments under those agreements;

•	announcements of the results of clinical trials by us or by companies with commercial products or product candidates in the same therapeutic category as our product candidates;

•	events affecting our collaborators;

•	fluctuations in stock market prices and trading volumes of similar companies;

•	announcements of new products or technologies, clinical trial results, commercial relationships or other events by us, our collaborators or our competitors;

•	our ability to successfully complete strategic collaboration arrangements with respect to our product candidates;

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance or product development timelines;

•	changes in accounting principles;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•	additions or departures of key personnel; and

•	discussions of Micromet or our stock price by the financial and scientific press and online investor communities such as chat rooms.

If our officers and directors choose to act together, they can significantly influence our management and operations in a manner that may be in their best interests and not in the best interests of other stockholders.

Our officers and directors, together with their affiliates, collectively own an aggregate of approximately 24% of our outstanding common stock. As a result, if they act together, they may significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders, and this group may act in a manner that advances their best interests and not necessarily those of other stockholders.

Our stockholder rights plan, anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our stockholder rights plan and provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. The provisions in our amended and restated certificate of incorporation and amended and restated bylaws include:

•	dividing our board of directors into three classes serving staggered three-year terms;

•	prohibiting our stockholders from calling a special meeting of stockholders;

•	permitting the issuance of additional shares of our common stock or preferred stock without stockholder approval;

•	prohibiting our stockholders from making certain changes to our amended and restated certificate of incorporation or amended and restated bylaws except with 66 2/3% stockholder approval; and

•	requiring advance notice for raising matters of business or making nominations at stockholders’ meetings.

We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder’s acquisition of our stock was approved in advance by our board of directors.

We may become involved in securities class action litigation that could divert management’s attention and harm our business and our insurance coverage may not be sufficient to cover all costs and damages.

The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of pharmaceutical and biotechnology companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect our business.

Risks Relating to Our Collaborations and Clinical Programs

We are dependent on collaborators for the development and commercialization of many of our product candidates. If we lose any of these collaborators, or if they fail or incur delays in the development or commercialization of our current and future product candidates, our operating results would suffer.

The success of our strategy for development and commercialization of our product candidates depends upon our ability to form and maintain productive strategic collaborations and license arrangements. We currently have strategic collaborations or license arrangements with Merck Serono, MedImmune, Nycomed and TRACON. We expect to enter into additional collaborations and license arrangements in the future. Our existing and any future collaborations and licensed programs may not be scientifically or commercially successful. The risks that we face in connection with these collaborations and licensed programs include the following:

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Each of our collaborators has significant discretion in determining the efforts and resources that it will apply to the collaboration. The timing and amount of any future royalty and milestone revenue that we may receive under such collaborative and licensing arrangements will depend on, among other things, such collaborator’s efforts and allocation of resources.

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All of our strategic collaboration and license agreements are for fixed terms and are subject to termination under various circumstances, including, in some cases, on short notice without cause. If any of our collaborative partners were to terminate its agreement with us, we may attempt to identify and enter into an agreement with a new collaborator with respect to the product candidate covered by the terminated agreement. If we are not able to do so, we may not have the funds or capability to undertake the development, manufacturing and commercialization of that product candidate, which could result in a discontinuation or delay of the development of that product candidate.

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Our collaborators may develop and commercialize, either alone or with others, products and services that are similar to or competitive with the product candidates and services that are the subject of their collaborations with us or programs licensed from us.

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Our collaborators may discontinue the development of our product candidates in specific indications, for example as a result of their assessment of the results obtained in clinical trials, or fail to initiate the development in indications that have a significant commercial potential.

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Pharmaceutical and biotechnology companies from time to time re-evaluate their research and development priorities, including in connection with mergers and consolidations, which have been common in recent years. The ability of our product candidates involved in strategic collaborations to reach their potential could be limited if, as a result of such changes, our collaborators decrease or fail to increase spending related to such product candidates, or decide to discontinue the development of our product candidates and terminate their collaboration or license agreement with us. In the event of such a termination, we may not be able to identify and enter into a collaboration agreement for our product candidates with another pharmaceutical or biotechnology company on terms favorable to us or at all, and we may not have sufficient financial resources to continue the development program for these product candidates on our own. As a result, we may incur delays in the development for these product candidates following any potential termination of the collaboration agreement, or we may need to reallocate financial resources that may cause delays in other development programs for our other product candidates.

We may not be successful in establishing additional strategic collaborations, which could adversely affect our ability to develop and commercialize product candidates.

As an integral part of our ongoing research and development efforts, we periodically review opportunities to establish new collaborations for development and commercialization of new BiTE antibodies or existing product candidates in our development pipeline. We face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. We may not be successful in our efforts to establish additional collaborations or other alternative arrangements. Even if we are successful in our efforts to establish a collaboration, the terms of the agreement may not be favorable to us. Finally, such collaborations or other arrangements may not result in successful products and associated revenue from milestone payments, royalties or profit share payments.

If the combination of adecatumumab (MT201) with cytotoxics, such as docetaxel, is not tolerable or safe, if higher serum levels of adecatumumab cannot be administered safely, or if sufficient anti-tumor activity cannot be shown, we and our collaborator Merck Serono may decide to abandon all or part of the development program, and we could experience a material adverse impact on our business prospects.

We previously have reported that the phase 2 clinical trials of adecatumumab did not reach their respective primary endpoint in patients with metastatic breast cancer (clinical benefit rate at week 24) and in patients with prostate cancer (mean change in prostate specific antigen, compared to placebo control). We have also reported that we are continuing the development of adecatumumab in a clinical trial in combination with docetaxel with escalating doses of adecatumumab to investigate the tolerability and the safety of this combination. If the combination of adecatumumab with docetaxel proves not to be tolerable or safe or if no higher serum levels of adecatumumab compared to previous clinical trials can be administered safely or if sufficient anti-tumor activity cannot be shown in this or future clinical trials, we and our collaborator Merck Serono may decide to abandon all or part of the development program of adecatumumab and as a result we may experience a material adverse impact on our business prospects.

There can be no assurance that our current continuous infusion phase 1 clinical trial of blinatumomab (MT103) will establish a dose that is safe and tolerable.

We are conducting a phase 1 dose finding clinical trial designed to evaluate the safety and tolerability of a continuous intravenous infusion of   blinatumomab over 4-8 weeks at different dose levels in patients with relapsed non-Hodgkin’s lymphoma. We have seen objective tumor responses at the 15 µg/m 2 and above per day dose level with the continuous infusion regimens. While this preliminary data suggest that blinatumomab has anti-tumor activity, there can be no assurance that we will not encounter unacceptable adverse events during the continued dose escalation of our ongoing, continuous-infusion phase 1 clinical trial or that the preliminary suggestion of anti-tumor activity will be confirmed during the ongoing or any future study.

Risks Relating to Our Operations, Business Strategy, and the Life Sciences Industry

We face substantial competition, which may result in our competitors discovering, developing or commercializing products before or more successfully than we do.

Our product candidates face competition with existing and new products being developed by biotechnology and pharmaceutical companies, as well as universities and other research institutions. For example, research in the fields of antibody-based therapeutics for the treatment of cancer, and autoimmune and inflammatory diseases, is highly competitive. A number of entities are seeking to identify and patent antibodies, potentially active proteins and other potentially active compounds without specific knowledge of their therapeutic functions. Our competitors may discover, characterize and develop important inducing molecules or genes in advance of us.

Many of our competitors have substantially greater capital resources, research and development staffs and facilities than we have. Efforts by other biotechnology and pharmaceutical companies could render our programs or product candidates uneconomical or result in therapies that are superior to those that we are developing alone or with a collaborator. We and our collaborators face competition from companies that may be more experienced in product development and commercialization, obtaining regulatory approvals and product manufacturing. As a result, they may develop competing products more rapidly that are safer, more effective, or have fewer side effects, or are less expensive, or they may discover, develop and commercialize products, which render our product candidates non-competitive or obsolete. We expect competition to intensify in antibody research as technical advances in the field are made and become more widely known.

We may not be successful in our efforts to expand our portfolio of product candidates.

A key element of our strategy is to discover, develop and commercialize a portfolio of new antibody therapeutics. We are seeking to do so through our internal research programs and in-licensing activities, which could place a strain on our human and capital resources. A significant portion of the research that we are conducting involves new and unproven technologies. Research programs to identify new disease targets and product candidates require substantial technical, financial and human resources regardless of whether or not any suitable candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates suitable for clinical development. If we are unable to discover suitable potential product candidates, develop additional delivery technologies through internal research programs or in-license suitable product candidates or delivery technologies on acceptable business terms, our business prospects will suffer.

The product candidates in our pipeline are in early stages of development and our efforts to develop and commercialize these product candidates are subject to a high risk of delay and failure. If we fail to successfully develop our product candidates, our ability to generate revenues will be substantially impaired.

The process of successfully developing product candidates for the treatment of human diseases is very time-consuming, expensive and unpredictable and there is a high rate of failure for product candidates in preclinical development and in clinical trials. The preclinical studies and clinical trials may produce negative, inconsistent or inconclusive results, and the results from early clinical trials may not be statistically significant or predictive of results that will be obtained from expanded, advanced clinical trials. Further, we or our collaborators may decide, or the FDA, EMEA or other regulatory authorities may require us, to conduct preclinical studies or clinical trials or other development activities in addition to those performed or planned by us or our collaborators, which may be expensive or could delay the time to market for our product candidates. In addition, we do not know whether the clinical trials will result in marketable products.

All of our product candidates are in early stages of clinical and preclinical development, so we will require substantial additional financial resources, as well as research, product development and clinical development capabilities, to pursue the development of these product candidates, and we may never develop an approvable or commercially viable product.

We do not know whether our planned preclinical development or clinical trials for our product candidates will begin on time or be completed on schedule, if at all. The timing and completion of clinical trials of our product candidates depend on, among other factors, the number of patients that will be required to enroll in the clinical trials, the inclusion and exclusion criteria used for selecting patients for a particular clinical trial, and the rate at which those patients are enrolled. Any increase in the required number of patients, tightening of selection criteria, or decrease in recruitment rates or difficulties retaining study participants may result in increased costs, delays in the development of the product candidate, or both.

Because our product candidates may have different efficacy profiles in certain clinical indications, sub-indications or patient profiles, an election by us or our collaborators to focus on a particular indication, sub-indication or patient profile may result in a failure to capitalize on other potentially profitable applications of our product candidates.

Our product candidates may not be effective in treating any of our targeted diseases or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may prevent or limit their commercial use. Institutional review boards or regulators, including the FDA and EMEA, may hold, suspend or terminate our clinical research or the clinical trials of our product candidates for various reasons, including non-compliance with regulatory requirements or if, in their opinion, the participating subjects are being exposed to unacceptable health risks, or if additional information may be required for the regulatory authority to assess the proposed development activities. Further, regulators may not approve study protocols at all or in a timeframe anticipated by us if they believe that the study design or the mechanism of action of our product candidates poses an unacceptable health risk to study participants.

We have limited financial and managerial resources. These limitations require us to focus on a select group of product candidates in specific therapeutic areas and to forego the exploration of other product opportunities. While our technologies may permit us to work in multiple areas, resource commitments may require trade-offs resulting in delays in the development of certain programs or research areas, which may place us at a competitive disadvantage. Our decisions as to resource allocation may not lead to the development of viable commercial products and may divert resources away from other market opportunities, which would otherwise have ultimately proved to be more profitable.

We rely heavily on third parties for the conduct of preclinical studies and clinical trials of our product candidates, and we may not be able to control the proper performance of the studies or trials.

In order to obtain regulatory approval for the commercial sale of our product candidates, we and our collaborators are required to complete extensive preclinical studies as well as clinical trials in humans to demonstrate to the FDA, EMEA and other regulatory authorities that our product candidates are safe and effective. We have limited experience and internal resources for conducting certain preclinical studies and clinical trials and rely primarily on collaborators and contract research organizations for the performance and management of certain preclinical studies and clinical trials of our product candidates. We are responsible for confirming that our preclinical studies are conducted in accordance with applicable regulations and that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Our reliance on third parties does not relieve us of responsibility for ensuring compliance with appropriate regulations and standards for conducting, monitoring, recording and reporting of preclinical and clinical trials. If our collaborators or contractors fail to properly perform their contractual or regulatory obligations with respect to conducting or overseeing the performance of our preclinical studies or clinical trials, do not meet expected deadlines, fail to comply with the good laboratory practice guidelines or good clinical practice regulations, do not adhere to our preclinical and clinical trial protocols, suffer an unforeseen business interruption unrelated to our agreement with them that delays the clinical trial, or otherwise fail to generate reliable clinical data, then the completion of these studies or trials may be delayed, the results may not be useable and the studies or trials may have to be repeated   , and we may need to enter into new arrangements with alternative third parties. Any of these events could cause our clinical trials to be extended, delayed, or terminated or create the need for them to be repeated, or otherwise create additional costs in the development of our product candidates and could adversely affect our and our collaborators’ ability to market a product after marketing approvals have been obtained.

Even if we complete the lengthy, complex and expensive development process, there is no assurance that we or our collaborators will obtain the regulatory approvals necessary for the launch and commercialization of our product candidates.

To the extent that we or our collaborators are able to successfully complete the clinical development of a product candidate, we or our collaborators will be required to obtain approval by the FDA, EMEA or other regulatory authorities prior to marketing and selling such product candidate in the United States, the European Union or other countries.

The process of preparing and filing applications for regulatory approvals with the FDA, EMEA and other regulatory authorities, and of obtaining the required regulatory approvals from these regulatory authorities is lengthy and expensive, and may require two years or more. This process is further complicated because some of our product candidates use non-traditional or novel materials in non-traditional or novel ways, and the regulatory officials have little precedent to follow.

Any marketing approval by the FDA, EMEA or other regulatory authorities may be subject to limitations on the indicated uses for which we or our collaborators may market the product candidate. These limitations could restrict the size of the market for the product and affect reimbursement levels by third-party payers.

As a result of these factors, we or our collaborators may not successfully begin or complete clinical trials and launch and commercialize any product candidates in the time periods estimated, if at all. Moreover, if we or our collaborators incur costs and delays in development programs or fail to successfully develop and commercialize products based upon our technologies, we may not become profitable and our stock price could decline.

We and our collaborators are subject to governmental regulations other than those imposed by the FDA and EMEA, and we or our collaborators may not be able to comply with these regulations. Any non-compliance could subject us or our collaborators to penalties and otherwise result in the limitation of our or our collaborators’ operations.

In addition to regulations imposed by the FDA, EMEA and other health regulatory authorities, we and our collaborators are subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Research Conservation and Recovery Act, as well as regulations administered by the Nuclear Regulatory Commission, national restrictions on technology transfer, import, export and customs regulations and certain other local, state or federal regulations, or their counterparts in Europe and other countries. From time to time, other governmental agencies and legislative or international governmental bodies have indicated an interest in implementing further regulation of biotechnology applications. We are not able to predict whether any such regulations will be adopted or whether, if adopted, such regulations will apply to our or our collaborators’ business, or whether we or our collaborators would be able to comply, without incurring unreasonable expense, or at all, with any applicable regulations.

Our growth could be limited if we are unable to attract and retain key personnel and consultants.

We have limited experience in filing and prosecuting regulatory applications to obtain marketing approval from the FDA, EMEA or other regulatory authorities. Our success depends on the ability to attract, train and retain qualified scientific and technical personnel, including consultants, to further our research and development efforts. The loss of services of one or more of our key employees or consultants could have a negative impact on our business and operating results. Competition for skilled personnel is intense and the turnover rate can be high. Competition for experienced management and clinical, scientific and engineering personnel from numerous companies and academic and other research institutions may limit our ability to attract and retain qualified personnel on acceptable terms. As a result, locating candidates with the appropriate qualifications can be difficult, and we may not be able to attract and retain sufficient numbers of highly skilled employees.

Any growth and expansion into areas and activities that may require additional personnel or expertise, such as in regulatory affairs, quality assurance, and control and compliance, would require us to either hire new key personnel or obtain such services from a third party. The pool of personnel with the skills that we require is limited, and we may not be able to hire or contract such additional personnel. Failure to attract and retain personnel would prevent us from developing and commercializing our product candidates.

If our third-party manufacturers do not follow current good manufacturing practices or do not maintain their facilities in accordance with these practices, our product development and commercialization efforts may be harmed.

We have no manufacturing experience or manufacturing capabilities for the production of our product candidates for clinical trials or commercial sale. Product candidates used in clinical trials or sold after marketing approval has been obtained must be manufactured in accordance with current good manufacturing practices regulations. There are a limited number of manufacturers that operate under these regulations, including the FDA’s and EMEA’s good manufacturing practices regulations, and that are capable of manufacturing our product candidates. Third-party manufacturers may encounter difficulties in achieving quality control and quality assurance and may experience shortages of qualified personnel. Also, manufacturing facilities are subject to ongoing periodic, unannounced inspection by the FDA, the EMEA, and other regulatory agencies or authorities, to ensure strict compliance with current good manufacturing practices and other governmental regulations and standards. A failure of third-party manufacturers to follow current good manufacturing practices or other regulatory requirements and to document their adherence to such practices may lead to significant delays in the availability of product candidates for use in a clinical trial or for commercial sale, the termination of, or hold on a clinical trial, or may delay or prevent filing or approval of marketing applications for our product candidates. In addition, as a result of such a failure, we could be subject to sanctions, including fines, injunctions and civil penalties, refusal or delays by regulatory authorities to grant marketing approval of our product candidates, suspension or withdrawal of marketing approvals, seizures or recalls of product candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business. If we were required to change manufacturers, it may require additional clinical trials and the revalidation of the manufacturing process and procedures in accordance with applicable current good manufacturing practices and may require FDA or EMEA approval. This revalidation may be costly and time-consuming. If we are unable to arrange for third-party manufacturing of our product candidates, or to do so on commercially reasonable terms, we may not be able to complete development or marketing of our product candidates.

Even if regulatory authorities approve our product candidates, we may fail to comply with ongoing regulatory requirements or experience unanticipated problems with our product candidates, and these product candidates could be subject to restrictions or withdrawal from the market following approval.

Any product candidates for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical trials and promotional activities for such product candidates, will be subject to continual review and periodic inspections by the FDA, EMEA and other regulatory authorities. Even if regulatory approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Post-approval discovery of previously unknown problems with any approved products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, difficulties with a manufacturer or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on such approved products or manufacturing processes, limitations in the scope of our approved labeling, withdrawal of the approved products from the market, voluntary or mandatory recall and associated publicity requirements, fines, suspension or withdrawal of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

The procedures and requirements for granting marketing approvals vary among countries, which may cause us to incur additional costs or delays or may prevent us from obtaining marketing approvals in different countries and regulatory jurisdictions.

We intend to market our product candidates in many countries and regulatory jurisdictions. In order to market our product candidates in the United States, the European Union and many other jurisdictions, we must obtain separate regulatory approvals in each of these countries and territories. The procedures and requirements for obtaining marketing approval vary among countries and regulatory jurisdictions, and can involve additional clinical trials or other tests. Also, the time required to obtain approval may differ from that required to obtain FDA and EMEA approval. The various regulatory approval processes may include all of the risks associated with obtaining FDA and EMEA approval. We may not obtain all of the desirable or necessary regulatory approvals on a timely basis, if at all. Approval by a regulatory authority in a particular country or regulatory jurisdiction, such as the FDA in the United States and the EMEA in the European Union, generally does not ensure approval by a regulatory authority in another country. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our product candidates in any or all of the countries or regulatory jurisdictions in which we desire to market our product candidates.

If we fail to obtain an adequate level of reimbursement for any approved products by third-party payers, there may be no commercially viable markets for these products or the markets may be much smaller than expected. The continuing efforts of the government, insurance companies, managed care organizations and other payers of health care costs to contain or reduce costs of healthcare may adversely affect our ability to generate revenues and achieve profitability, the future revenues and profitability of our potential customers, suppliers and collaborators, and the availability of capital.

Our ability to commercialize our product candidates successfully will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish appropriate reimbursement levels for the price charged for our product candidates and related treatments. The efficacy, safety and cost-effectiveness of our product candidates as well as the efficacy, safety and cost-effectiveness of any competing products will determine in part the availability and level of reimbursement. These third-party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for healthcare products and services. Given recent federal and state government initiatives directed at lowering the total cost of healthcare in the United States, the U.S. Congress and state legislatures will likely continue to focus on healthcare reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. In certain countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct clinical trials that compare the cost-effectiveness of our product candidates to other available therapies. If reimbursement for our product candidates were unavailable or limited in scope or amount or if reimbursement levels or prices are set at unsatisfactory levels, our projected and actual revenues and our prospects for profitability would be negatively affected.

Another development that may affect the pricing of drugs in the United States is regulatory action regarding drug reimportation into the United States. The Medicare Prescription Drug, Improvement and Modernization Act, requires the Secretary of the U.S. Department of Health and Human Services to promulgate regulations allowing drug reimportation from Canada into the United States under certain circumstances. These provisions will become effective only if the Secretary certifies that such imports will pose no additional risk to the public’s health and safety and result in significant cost savings to consumers. Proponents of drug reimportation may also attempt to pass legislation that would remove the requirement for the Secretary’s certification or allow reimportation under circumstances beyond those anticipated under current law. If legislation is enacted, or regulations issued, allowing the reimportation of drugs, it could decrease the reimbursement we would receive for any product candidates that we may commercialize, or require us to lower the price of our product candidates then on the market that face competition from lower-priced supplies of that product from other countries. These factors would negatively affect our projected and actual revenues and our prospects for profitability.

We are unable to predict what additional legislation or regulation, if any, relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on our business. Any cost containment measures or other healthcare system reforms that are adopted could have a material adverse effect on our ability to commercialize successfully any future products or could limit or eliminate our spending on development projects and affect our ultimate profitability.

If physicians and patients do not accept the product candidates that we may develop, our ability to generate product revenue in the future will be adversely affected.

Our product candidates, if successfully developed and approved by the regulatory authorities, may not gain market acceptance among physicians, healthcare payers, patients and the medical community. Market acceptance of and demand for any product candidate that we may develop will depend on many factors, including:

•	ability to provide acceptable evidence of safety and efficacy;

•	convenience and ease of administration;

•	prevalence and severity of adverse side effects;

•	the timing and market entry relative to competitive treatments;

•	cost effectiveness;

•	effectiveness of our marketing and pricing strategy for any product candidates that we may develop;

•	publicity concerning our product candidates or competitive products;

•	the strength of distribution support; and

•	our ability to obtain third-party coverage or reimbursement.

If any product candidates for which we may receive marketing approval fail to gain market acceptance, our ability to generate product revenue in the future will be adversely affected.

We face the risk of product liability claims and may not be able to obtain insurance.

Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing, and marketing of drugs and related devices. Although we have product liability and clinical trial liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. We may not be able to obtain or maintain adequate protection against potential liabilities. If any of our product candidates are approved for marketing, we may seek additional insurance coverage. If we are unable to obtain insurance at acceptable cost or on acceptable terms with adequate coverage or otherwise protect ourselves against potential product liability claims, we will be exposed to significant liabilities, which may cause a loss of revenue or otherwise harm our business. These liabilities could prevent or interfere with our product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, injury to our reputation, or reduced acceptance of our product candidates in the market. If we are sued for any injury caused by any future products, our liability could exceed our total assets.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive.

Our research and development activities involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We are subject in the United States to a variety of federal, state and local regulations, and in Europe to European, national, state and local regulations, relating to the use, handling, storage and disposal of these materials. We generally contract with third parties for the disposal of such substances and store certain low-level radioactive waste at our facility until the materials are no longer considered radioactive. We cannot eliminate the risk of accidental contamination or injury from these materials. We may be required to incur substantial costs to comply with current or future environmental and safety regulations which could impose greater compliance costs and increased risks and penalties associated with violations. If an accident or contamination occurred, we would likely incur significant costs associated with civil penalties or criminal fines, substantial investigation and remediation costs, and costs associated with complying with environmental laws and regulations. There can be no assurance that violations of environmental laws or regulations will not occur in the future as a result of the inability to obtain permits, human error, accident, equipment failure or other causes. We do not have any insurance for liabilities arising from hazardous materials. Compliance with environmental and safety laws and regulations is expensive, and current or future environmental regulation may impair our research, development or production efforts.

Risks Relating to Our Intellectual Property and Litigation

We may not be able to obtain or maintain adequate patents and other intellectual property rights to protect our business and product candidates against competitors.

Our value will be significantly enhanced if we are able to obtain adequate patents and other intellectual property rights to protect our business and product candidates against competitors. For that reason, we allocate significant financial and personnel resources to the filing, prosecution, maintenance and defense of patent applications, patents and trademarks claiming or covering our product candidates and key technology relating to these product candidates.

To date, we have sought to protect our proprietary positions related to our important proprietary technology, inventions and improvements by filing of patent applications in the U.S., Europe and other jurisdictions. Because the patent position of pharmaceutical and biopharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty, and we cannot be certain that patents will be issued on pending or future patent applications that cover our product candidates and technologies. Claims could be restricted in prosecution that might lead to a scope of protection which is of minor value for a particular product candidate. Patents, if issued, may be challenged and sought to be invalidated by third parties in litigation. In addition, U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings in the U.S. Patent and Trademark Office. European patents may be subject to opposition proceedings in the European Patent Office. Patents might be invalidated in national jurisdictions. Similar proceedings may be available in countries outside of Europe or the U.S. These proceedings could result in either a loss of the patent or a denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. Thus, any patents that we own or license from others may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding could result in a third party receiving the patent rights sought by us, which in turn could affect our ability to market a potential product or product candidate to which that patent filing was directed. Our pending patent applications, those that we may file in the future, or those that we may license from third parties may not result in patents being issued. If issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed, which fall outside the scope of our patents. Products or technology could also be copied by competitors after expiration of the patent life. Furthermore, claims of employees or former employees of Micromet related to their inventorship or compensation pursuant to the German Act on Employees’ Inventions may lead to legal disputes.

We rely on third-party payment services and external law firms for the payment of foreign patent annuities and other fees. Non-payment or delay in payment of such fees, whether intentional or unintentional, may result in loss of patents or patent rights important to our business.

We may incur substantial costs enforcing our patents against third parties. If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features that may reduce demand for our potential products.

We own or control a substantial portfolio of issued patents. From time to time, we may become aware of third parties that undertake activities that infringe on our patents. We may decide to grant those third parties a license under our patents, or to enforce the patents against those third parties by pursuing an infringement claim in litigation. If we initiate patent infringement litigation, it could consume significant financial and management resources, regardless of the merit of the claims or the outcome of the litigation. The outcome of patent litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party, especially in biotechnology-related patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could harm our ability to compete in the marketplace.

Our ability to enforce our patents may be restricted under applicable law. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. For example, compulsory licenses may be required in cases where the patent owner has failed to “work” the invention in that country, or the third-party has patented improvements. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the aggressive enforcement of patent and other intellectual property rights, which makes it difficult to stop infringement. In addition, our ability to enforce our patent rights depends on our ability to detect infringement. It is difficult to detect infringers who do not advertise the compounds that are used in their products or the methods they use in the research and development of their products. If we are unable to enforce our patents against infringers, it could have a material adverse effect on our competitive position, results of operations and financial condition.

If we are not able to protect and control our unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm.

We rely on proprietary trade secrets and unpatented know-how to protect our research, development and manufacturing activities and maintain our competitive position, particularly when we do not believe that patent protection is appropriate or available. However, trade secrets are difficult to protect. We attempt to protect our trade secrets and unpatented know-how by requiring our employees, consultants and advisors to execute confidentiality and non-use agreements. We cannot guarantee that these agreements will provide meaningful protection, that these agreements will not be breached, that we will have an adequate remedy for any such breach, or that our trade secrets or proprietary know-how will not otherwise become known or independently developed by a third party. Our trade secrets, and those of our present or future collaborators that we utilize by agreement, may become known or may be independently discovered by others, which could adversely affect the competitive position of our product candidates. If any trade secret, know-how or other technology not protected by a patent or intellectual property right were disclosed to, or independently developed by a competitor, our business, financial condition and results of operations could be materially adversely affected.

If third parties claim that our product candidates or technologies infringe their intellectual property rights, we may become involved in expensive patent litigation, which could result in liability for damages or require us to stop our development and commercialization of our product candidates after they have been approved and launched in the market, or we could be forced to obtain a license and pay royalties under unfavorable terms.

Our commercial success will depend in part on not infringing the patents or violating the proprietary rights of third parties. Competitors or third parties may obtain patents that may claim the composition, manufacture or use of our product candidates, or the technology required to perform research and development activities relating to our product candidates.

From time to time we receive correspondence inviting us to license patents from third parties. While we believe that our pre-commercialization activities fall within the scope of an available exemption against patent infringement provided in the United States by 35 U.S.C. § 271(e) and by similar research exemptions in Europe, claims may be brought against us in the future based on patents held by others. Also, we are aware of patents and other intellectual property rights of third parties relating to our areas of practice, and we know that others have filed patent applications in various countries that relate to several areas in which we are developing product candidates. Some of these patent applications have already resulted in patents and some are still pending. The pending patent applications may also result in patents being issued. In addition, the publication of patent applications occurs with a certain delay after the date of filing, so we may not be aware of all relevant patent applications of third parties at a given point in time. Further, publication of discoveries in the scientific or patent literature often lags behind actual discoveries, so we may not be able to determine whether inventions claimed in patent applications of third parties have been made before or after the date on which inventions claimed in our patent applications and patents have been made. All issued patents are entitled to a presumption of validity in many countries, including the United States and many European countries. Issued patents held by others may therefore limit our freedom to operate unless and until these patents expire or are declared invalid or unenforceable in a court of applicable jurisdiction. For example, we are aware that GlaxoSmithKline holds a European patent covering the administration of adecatumumab in combination with taxotere, which is the combination that we are currently testing in a phase 1 study. We have filed an opposition proceeding against this patent with the European Patent Office seeking to have the patent invalidated. We may not be successful in this proceeding, and if it is not resolved in our favor, we could be required to obtain a license under this patent from GlaxoSmithKline, which we may not be able to obtain on commercially reasonable terms, if at all.

We and our collaborators may not have rights under some patents that may cover the composition of matter, manufacture or use of product candidates that we seek to develop and commercialize, drug targets to which our product candidates bind, or technologies that we use in our research and development activities. As a result, our ability to develop and commercialize our product candidates may depend on our ability to obtain licenses or other rights under these patents. The third parties who own or control such patents may be unwilling to grant those licenses or other rights to us or our collaborators under terms that are commercially viable or at all. Third parties who own or control these patents could bring claims based on patent infringement against us or our collaborators and seek monetary damages and to enjoin further clinical testing, manufacturing and marketing of the affected product candidates or products. There has been, and we believe that there will continue to be, significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. If a third party sues us for patent infringement, it could consume significant financial and management resources, regardless of the merit of the claims or the outcome of the litigation.

If a third party brings a patent infringement suit against us and we do not settle the patent infringement suit and are not successful in defending against the patent infringement claims, we could be required to pay substantial damages or we or our collaborators could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is claimed by the third party’s patent. We or our collaborators may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. However, there can be no assurance that any such license will be available on acceptable terms or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product candidate, or forced to cease some aspect of our business operations as a result of patent infringement claims, which could harm our business.

Our success depends on our ability to maintain and enforce our licensing arrangements with various third party licensors.

We are party to intellectual property licenses and agreements that are important to our business, and we expect to enter into similar licenses and agreements in the future. These licenses and agreements impose various research, development, commercialization, sublicensing, milestone payments, indemnification, insurance and other obligations on us. Moreover, certain of our license agreements contain an obligation for us to make payments to our licensors based upon revenues received in connection with such licenses. If we or our collaborators fail to perform under these agreements or otherwise breach obligations thereunder, our licensors may terminate these agreements, we could lose licenses to intellectual property rights that are important to our business and we could be required to pay damages to our licensors. Any such termination could materially harm our ability to develop and commercialize the product candidate that is the subject of the agreement, which could have a material adverse impact on our results of operations.

If licensees or assignees of our intellectual property rights breach any of the agreements under which we have licensed or assigned our intellectual property to them, we could be deprived of important intellectual property rights and future revenue.

We are a party to intellectual property out-licenses, collaborations and agreements that are important to our business, and we expect to enter into similar agreements with third parties in the future. Under these agreements, we license or transfer intellectual property to third parties and impose various research, development, commercialization, sublicensing, royalty, indemnification, insurance, and other obligations on them. If a third party fails to comply with these requirements, we generally retain the right to terminate the agreement and to bring a legal action in court or in arbitration. In the event of breach, we may need to enforce our rights under these agreements by resorting to arbitration or litigation. During the period of arbitration or litigation, we may be unable to effectively use, assign or license the relevant intellectual property rights and may be deprived of current or future revenues that are associated with such intellectual property, which could have a material adverse effect on our results of operations and financial condition.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to commercialize certain product candidates.

Risks Relating to Manufacturing and Sales of Products

We depend on our collaborators and third-party manufacturers to produce most, if not all, of our product candidates and if these third parties do not successfully manufacture these product candidates our business will be harmed.

We have no manufacturing experience or manufacturing capabilities for the production of our product candidates for clinical trials or commercial sale. In order to continue to develop product candidates, apply for regulatory approvals, and commercialize our product candidates following approval, we or our collaborators must be able to manufacture or contract with third parties to manufacture our product candidates in clinical and commercial quantities, in compliance with regulatory requirements, at acceptable costs and in a timely manner. The manufacture of our product candidates may be complex, difficult to accomplish and difficult to scale-up when large-scale production is required. Manufacture may be subject to delays, inefficiencies and poor or low yields of quality products. The cost of manufacturing our product candidates may make them prohibitively expensive. If supplies of any of our product candidates or related materials become unavailable on a timely basis or at all or are contaminated or otherwise lost, clinical trials by us and our collaborators could be seriously delayed. This is due to the fact that such materials are time-consuming to manufacture and cannot be readily obtained from third-party sources.

To the extent that we or our collaborators seek to enter into manufacturing arrangements with third parties, we and such collaborators will depend upon these third parties to perform their obligations in a timely and effective manner and in accordance with government regulations. Contract manufacturers may breach their manufacturing agreements because of factors beyond our control or may terminate or fail to renew a manufacturing agreement based on their own business priorities at a time that is costly or inconvenient for us. If third-party manufacturers fail to perform their obligations, our competitive position and ability to generate revenue may be adversely affected in a number of ways, including:

•	we and our collaborators may not be able to initiate or continue clinical trials of product candidates that are under development;

•	we and our collaborators may be delayed in submitting applications for regulatory approvals for our product candidates; and

•	we and our collaborators may not be able to meet commercial demands for any approved products.

We have no sales, marketing or distribution experience and will depend significantly on third parties who may not successfully sell our product candidates following approval.

We have no sales, marketing or product distribution experience. If we receive required regulatory approvals to market any of our product candidates, we plan to rely primarily on sales, marketing and distribution arrangements with third parties, including our collaborators. For example, as part of our agreements with Merck Serono, MedImmune, Nycomed and TRACON, we have granted these companies the right to market and distribute products resulting from such collaborations, if any are ever successfully developed. We may have to enter into additional marketing arrangements in the future and we may not be able to enter into these additional arrangements on terms that are favorable to us, if at all. In addition, we may have limited or no control over the sales, marketing and distribution activities of these third parties, and sales through these third parties could be less profitable to us than direct sales. These third parties could sell competing products and may devote insufficient sales efforts to our product candidates following approval. As a result, our future revenues from sales of our product candidates, if any, will be materially dependent upon the success of the efforts of these third parties.

We may seek to co-promote products with our collaborators, or to independently market products that are not already subject to marketing agreements with other parties. If we determine to perform sales, marketing and distribution functions ourselves, then we could face a number of additional risks, including:

•	we may not be able to attract and build an experienced marketing staff or sales force;

•	the cost of establishing a marketing staff or sales force may not be justifiable in light of the revenues generated by any particular product;

•	our direct sales and marketing efforts may not be successful; and

•	we may face competition from other products or sales forces with greater resources than our own sales force.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Any statements in this prospectus about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Such forward-looking statements include statements regarding the efficacy, safety and intended utilization of our product candidates, the conduct and results of future clinical trials, plans regarding regulatory filings, future research and clinical trials and plans regarding partnering activities, and our goal of monitoring our internal controls for financial reporting and making modifications as necessary. You can identify these forward-looking statements by the use of words or phrases such as “believe,” “may,” “could,” “will,” “possible,” “can,” “estimate,” “continue,” “ongoing,” “consider,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “deem,” “should,” “would” or “assume” or the negative of these terms, or other comparable terminology, although not all forward-looking statements contain these words. Among the factors that could cause actual results to differ materially from those indicated in the forward-looking statements are risks and uncertainties inherent in our business including, without limitation, the progress, timing and success of our clinical trials; difficulties or delays in development, testing, obtaining regulatory approval for producing and marketing our product candidates; regulatory developments in the United States or in foreign countries; the risks associated with our reliance on collaborations for the development and commercialization of our product candidates; unexpected adverse side effects or inadequate therapeutic efficacy of our product candidates that could delay or prevent product development or commercialization, or that could result in recalls or product liability claims; our ability to attract and retain key scientific, management or commercial personnel; the loss of key scientific, management or commercial personnel; the size and growth potential of the potential markets for our product candidates and our ability to serve those markets; the scope and validity of patent protection for our product candidates; our ability to establish and maintain strategic collaborations or to otherwise obtain additional financing to support our operations; competition from other pharmaceutical or biotechnology companies; successful administration of our business and financial reporting capabilities, including the successful remediation of material weaknesses in our internal control our financial reporting; and other risks detailed in  the discussions set forth above under the caption “Risk Factors”; and as discussed in our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 14, 2008 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September  30, 2008 filed with the SEC on May 9, 2008, August 8, 2008 and November 6, 2008, respectively.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

USE OF PROCEEDS

We are registering these shares pursuant to the registration rights granted to the selling stockholders in connection with our October 2008 private placement. We are not selling any securities under this prospectus and will not receive any proceeds from sales of the shares of common stock sold from time to time under this prospectus by the selling stockholders.

Some of the shares covered by this prospectus are issuable upon exercise of warrants to purchase our common stock. Upon any exercise of the warrants for cash, the selling stockholders would pay us the exercise price of the warrants, which would be used for general corporate purposes. The cash exercise price of the warrants is $4.63 per share of our common stock. Under certain conditions set forth in the warrants, the warrants are exercisable on a cashless basis. If any warrants are exercised on a cashless basis, we would not receive any cash payment from the selling stockholders upon the exercise of these warrants.

We have agreed to pay all costs, expenses and fees relating to registering the shares of our common stock referenced in this prospectus. The selling stockholders will pay any brokerage commissions or similar charges incurred for the sale of such shares of our common stock.

SELLING SECURITY HOLDERS

On October 2, 2008, we issued an aggregate of 9,411,948 shares of common stock and warrants to purchase an additional 2,823,584 shares of common stock in a private placement to various institutional and other accredited investors pursuant to a Securities Purchase Agreement. Pursuant to a Registration Rights Agreement related to this private placement, we agreed to file a registration statement of which this prospectus is a part with the SEC to register the disposition of the shares of our common stock we issued in the private placement and shares of common stock underlying the exercise of warrants, and to keep the registration statement continuously effective until the earlier of (a) such time as all such shares have been publicly sold by the selling stockholders, or (b) the date that is two years following the closing date, or October 2, 2010.

The warrants issued to the purchasers in the private placement are exercisable after October 2, 2008 at an exercise price of $4.63 per share, and expire on October 2, 2013. Pursuant to conditions set forth in the warrants, the warrants are exercisable under certain circumstances on a cashless basis. If certain changes occur to our capitalization, such as a stock split or stock dividend of the common stock, then the exercise price and number of shares issuable upon exercise of the warrants will be adjusted appropriately.

We have included the shares issuable upon exercise of the warrants issued in the private placement to the selling stockholders in this prospectus and related registration statement.

The following table sets forth:

•	the name of each of the selling stockholders;

•	the number of shares of our common stock beneficially owned by each such selling stockholder prior to this offering;

•	the percentage (if one percent or more) of common stock owned by each such selling stockholder prior to this offering;

•	the number of outstanding shares of our common stock being offered pursuant to this prospectus;

•	the number of shares of our common stock issuable upon exercise of the warrants issued in the private placement;

•	the number of shares of our common stock owned upon completion of this offering; and

•	the percentage (if one percent or more) of common stock owned by each such selling stockholder after this offering.

This table is prepared based on information supplied to us by the selling stockholders, and reflects holdings as of October 23, 2008. As used in this prospectus, the term “selling stockholder” includes each of the selling stockholders listed below, and any donees, pledges, transferees or other successors in interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, or other non-sale related transfer. The aggregate number of shares in the columns “Number of Outstanding Shares Being Offered” and “Shares Issuable Upon Exercise of Warrants Being Offered” represents the total shares that a selling stockholder may offer under this prospectus. Each selling stockholder may sell some, all or none of its shares. The number of shares in the column “Shares of Common Stock Beneficially Owned After Offering” assumes that the selling stockholder sells all of the shares covered by this prospectus. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares. Each of the selling stockholders listed below has certified that (i) it purchased the shares in the ordinary course of business, and (ii) at the time of purchase of the shares to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The percentage of shares beneficially owned prior to the offering is based on 50,549,872 shares of our common stock actually outstanding as of October 23, 2008.

Except as noted in the footnotes to the table below, no selling stockholder has had, within the past three years, any position, office, or material relationship with us or any of our predecessors or affiliates.
	Shares of Common Stock Beneficially Owned Prior to the Offering (1)		Number of Outstanding Shares Being	Shares Issuable Upon Exercise of Warrants Being	Shares of Common Stock Beneficially Owned After Offering (2)
Security Holder	Number	Percent	Offered	Offered (1)	Number	Percent	Foot-notes

Abingworth Bioventures V L.P.	2,215,448	4.4%	1,117,647	335,294	762,507	1.5%	(3)
Abingworth Bioequities Master Fund Ltd.	1,756,625	3.5%	764,706	229,412	762,507	1.5%	(3)
ANMA Venture GmbH	271,500	*	135,000	40,500	96,000	*	(4)
Baker/Tisch Investments, L.P.	13,769	*	3,678	1,103	8,988	*	(5)
Baker Bros. Investments II, L.P.	5,983	*	1,404	421	4,158	*	(6)
Baker Brothers Life Sciences, L.P.	3,464,074	6.8%	848,427	254,528	2,361,119	4.6%	(7)
667, L.P.	1,209,304	2.4%	295,756	88,727	824,821	1.6%	(8)
14159, L.P.	111,008	*	27,206	8,162	75,640	*	(9)
John Berriman	84,839	*	11,765	3,530	69,544	*	(10)
CD-Venture GmbH	920,000	1.8%	400,000	120,000	400,000	*	(11)
John Costantino	4,203,943	8.1%	11,765	3,530	4,188,648	8.1%	(14)
DAFNA LifeScience Select Ltd.	948,213	1.9%	529,856	158,957	259,400	*	(12)
DAFNA LifeScience Market Neutral Ltd.	221,908	*	116,753	35,026	70,129	*	(12)
DAFNA LifeScience Ltd.	172,221	*	94,862	28,459	48,900	*	(12)
Deka Luxembourg	616,912	1.2%	176,471	52,941	387,500	*	(13)
Index Venture Growth Associates I Limited	3,043,530	5.9%	2,341,177	702,353	-	-
Index Venture Associates IV Limited	1,517,177	3.0%	1,167,059	350,118	-	-
Yucca Partners L.P. Jersey Branch	27,529	*	21,176	6,353	-	-
Peter Johann	4,208,943	8.2%	11,765	3,530	4,193,648	8.1%	(14)
Merlin Nexus III, L.P.	2,727,128	5.4%	705,883	211,765	1,809,480	3.6%	(15)
NGN BioMed Opportunity I, L.P.	2,491,727	4.9%	68,283	20,485	2,402,959	4.7%	(14)
NGN BioMed Opportunity I GmbH & Co Beteiligungs KG	1,801,391	3.5%	49,365	14,809	1,737,217	3.4%	(14)
Panacea Fund, LLC	724,658	1.4%	176,648	52,994	495,016	1.0%	(16)
Polar Capital Funds plc — Healthcare Opportunity Fund	305,883	*	235,295	70,588	-	-	(17)
Sio Partners, LP	134,179	*	54,871	16,461	62,847	*	(18)
Sio Partners QP, LP	69,415	*	28,386	8,516	32,513	*	(18)
Sio Partners Offshore, Ltd.	26,559	*	10,861	3,258	12,440	*	(18)
Joseph P. Slattery	29,662	*	5,883	1,765	22,014	*	(19)

TOTAL			9,411,948	2,823,584

*	Represents less than 1%.

(1) The number of shares presented in this table as owned prior to this offering includes all shares of common stock issuable upon exercise of the warrants issued in private placement of our common stock, which closed on October 2, 2008, as evidenced by the Warrant Shares indicated across from each stockholder in the column “Shares Issuable Upon Exercise of Warrants Being Offered.”

(2)  The selling stockholders identified in this table may sell some, all, or none of the shares owned by them that are registered under the registration statement of which this prospectus forms a part. While we do not currently have knowledge of any agreements, arrangements, or understandings with respect to the sale of any of the shares registered hereunder (other than the registration rights agreement referenced above), as required for purposes of this table, we are assuming that the selling stockholders will sell all of the shares indicated in the table.

(3)  Abingworth LLP is the manager of Abingworth Bioequities Master Fund Ltd. and Abingworth Bioventures V, L.P. Stephen Bunting, Jonathan MacQuitty, Michael Bingham and Joseph Anderson are the investment committee of Abingworth LLP and as such share voting and investment control over the securities held by Abingworth Bioequities Master Fund Ltd. and Abingworth Bioventures V, L.P. Investment decisions for the investment funds managed by Abingworth Management Ltd. and Abingworth LLP are made by investment committees comprised of substantially the same individuals. Each of Abingworth Management Ltd and Abingworth LLP may be deemed to beneficially own an additional 762,507 shares of common stock, which represents shares of common stock directly owned by Abingworth Bioventures II SICAV, of which Abingworth Management Ltd. is the manager. Each of Abingworth LLP, Abingworth Management Ltd., Abingworth Bioequities Master Fund Ltd., Abingworth Bioventures V, L.P. and Abingworth Bioventures II SICAV (each an “Abingworth Security Holder”) disclaim beneficial ownership of such shares of common stock except for the shares, if any, such Abingworth Security Holder holds of record.

(4) Mathias Boehringer is the Chief Executive Officer of ANMA Venture GmbH and as such is deemed to possess voting and investment control over the shares held by this entity.

(5) In addition to the number of Shares and Warrant Shares being offered, the shares beneficially owned before and after the offering include 8,988 shares of common stock owned directly by Baker/Tisch Investments, L.P., a limited partnership of which the sole general partner is Baker/Tisch Capital, L.P., a limited partnership of which the sole general partner is Baker/Tisch Capital (GP), LLC. Felix J. Baker and Julian C. Baker are the managing members of Baker/Tisch Capital (GP), LLC, and as such may be deemed to possess voting and investment control over such shares. Messrs. Baker disclaim beneficial ownership of these securities, except to the extent of their pecuniary interest therein.

(6) In addition to the number of Shares and Warrant Shares being offered, the shares beneficially owned before and after the offering include 2,848 shares of common stock and 1,310 shares of common stock issuable upon exercise of immediately exercisable warrants owned directly by Baker Bros. Investments II, L.P. The sole general partner of Baker Bros. Investments II, L.P. is Baker Bros. Capital, L.P., a limited partnership of which the sole general partner is Baker Bros. Capital (GP), LLC. Felix J. Baker and Julian C. Baker are the managing members of Baker Bros. Capital (GP), LLC, and as such may be deemed to possess voting and investment control over such shares. Messrs. Baker disclaim beneficial ownership of these securities, except to the extent of their pecuniary interest therein.

(7) In addition to the number of Shares and Warrant Shares being offered, the shares beneficially owned before and after the offering include 1,847,071 shares of common stock and 514,048 shares of common stock issuable upon exercise of immediately exercisable warrants owned directly by Baker Brothers Life Sciences, L.P., a limited partner of which the sole general parner is Baker Brothers Life Sciences Capital, L.P., a limited partnership of which the sole general partner is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC, and as such may be deemed to possess voting and investment control over such shares. Messrs. Baker disclaim beneficial ownership of these securities, except to the extent of their pecuniary interest therein.

(8) In addition to the number of Shares and Warrant Shares being offered, the shares beneficially owned before and after the offering include 629,908 shares of common stock and 194,913 shares of common stock issuable upon exercise of immediately exercisable warrants owned directly by 667, L.P. (formerly Baker Biotech Fund I, L.P.) The sole general partner of 667, L.P. is Baker Biotech Capital, L.P., a limited partnership of which the sole general partner is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC, and as such may be deemed to possess voting and investment control over such shares. Messrs. Baker disclaim beneficial ownership of these securities, except to the extent of their pecuniary interest therein.

(9) In addition to the number of Shares and Warrant Shares being offered, the shares beneficially owned before and after the offering include 59,299 shares of common stock and 16,341 shares of common stock issuable upon exercise of immediately exercisable warrants owned directly by 14159, L.P. The sole general partner of 14159, L.P. is 14159 Capital, L.P., a limited partnership of which the sole general partner is 14159 Capital (GP), LLC. Felix J. Baker and Julian C. Baker are the managing members of 14159 Capital (GP), LLC, and as such may be deemed to possess voting and investment control over such shares. Messrs. Baker disclaim beneficial ownership of these securities, except to the extent of their pecuniary interest therein.

(10) In addition to the number of Shares and Warrant Shares being offered, the shares beneficially owned before and after the offering include 69,544 shares of common stock issuable upon exercise of stock options held by John E. Berriman, a director of the Company, and exercisable within sixty days of October 23, 2008.

(11) Christopher Boehringer is the owner and Chief Executive Officer of CD-Venture GmbH and as such is deemed to possess voting and investment control over the shares held by this entity.

(12) In addition to the number of Shares and Warrant Shares being offered, the shares beneficially owned before and after the offering include 259,400 shares of common stock held by DAFNA LifeScience Select Ltd., 70,129 shares of common stock held by DAFNA LifeScience Market Neutral Ltd. and 48,900 shares of common stock held by DAFNA LifeScience Ltd. DAFNA Capital Management, LLC serves as investment adviser of each of these entities and, in such capacity, exercises sole voting and investment authority with respect to the shares held by these entities. DAFNA Capital Management, LLC disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein, if any.

(13) Kai Bruning is the manager of Deka Luxembourg and as such is deemed to possess voting and investment control over the shares held by this entity.

(14) In addition to the number of Shares and Warrant Shares being offered, the shares beneficially owned before and after the offering include 1,816,935 shares held of record and immediately exercisable warrants to purchase 586,024 shares by NGN Biomed Opportunity I, L.P., as well as 1,313,552 shares held of record and immediately exercisable warrants to purchase 423,665 shares by NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG. Peter Johann, PhD., a director of the Company, and John Costantino are managing general partners of NGN Capital LLC, which is the sole general partner of the general partner of NGN Biomed Opportunity I, L.P. and is also the managing limited partner of NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG. NGN Capital, LLC is the record holder of 48,472 shares of common stock issuable upon exercise of stock options and exercisable within sixty days of October 23, 2008. As a result, Dr. Johann and Mr. Costantino may be deemed to share voting and dispositive power with respect to the securities beneficially held by these entities and disclaim beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

The number of shares of common stock beneficially owned prior to the offering also includes 5,000 shares of common stock owned   directly by Dr. Johann.

(15) Dominique Semon is the general partner of Merlin Nexus III, L.P. and as such is deemed to possess voting and investment control over the shares held by this entity.

(16) In addition to the number of Shares and Warrant Shares being offered, the shares beneficially owned before and after the offering include 313,363 shares of common stock and 181,653 shares of common stock issuable upon exercise of immediately exercisable warrants beneficially owned by Panacea Fund, LLC. William Harris Investors, Inc. is the Manager of Panacea Fund, LLC. Charles Polsky, a fund manager of Panacea Fund, LLC, has voting and investment control over the shares of common stock and warrants held by Panacea Fund, LLC.

(17) Polar Capital LLP is the investment manager of Polar Capital Funds PLC - Healthcare Opportunities Fund and shares voting and dispositive power over these shares with Nexus Gemini LP. Shares are held of record by NorTrust Nominees Limited on behalf of Healthcare Opportunities Fund. Daniel Mahony and Gareth Powell are the controlling partners of Polar Capital LLP and as such may be deemed to possess voting and investment control over the shares held by Polar Capital Funds PLC - Healthcare Opportunities Fund.

(18) Michael Castor is the general partner of Sio Partners, L.P. and Sio Partners QP, L.P., and is a director of Sio Partners Offshore, Ltd., and as such is deemed to possess voting and investment control over the shares held by these entities.

(19) In addition to the number of Shares and Warrant Shares being offered, the shares beneficially owned before and after the offering include 22,014 shares of common stock issuable upon exercise of a stock option held by Joseph P. Slattery, a director of the Company, and exercisable within sixty days of October 23, 2008.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock issued to the selling stockholders and issuable upon exercise of the warrants issued to the selling stockholders to permit the resale of these shares of Common Stock by the holders of the shares of Common Stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

The selling stockholders may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions. The shares of Common Stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

 The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. If the selling stockholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with sales of the shares of Common Stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of Common Stock short and if such short sale shall take place after the date that the registration statement, of which this prospectus forms a part, is declared effective by the SEC, the selling stockholders may deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling stockholders have been advised that they may not use shares offered in this prospectus to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the warrants or shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer or agents participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling Stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act including Rule 172 thereunder and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Each selling stockholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. Upon our being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of Common Stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling stockholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided , however , that each selling stockholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it. We will indemnify the selling stockholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the registration rights agreement, or we may be entitled to contribution.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Cooley Godward Kronish LLP, Reston, Virginia.

EXPERTS

The consolidated financial statements of Micromet, Inc. appearing in Micromet, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of Micromet, Inc.’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young AG WPG, independent registered public accounting firm, as set forth in their reports thereon (which conclude, among other things, that Micromet, Inc. did not maintain effective internal control over financial reporting as of December 31, 2007, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weaknesses described therein), included therein, and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file electronically with the SEC our annual reports on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. We make available on or through our website, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish it to the SEC. You can also request copies of such documents by contacting our Investor Relations Department at (240) 235-0250 or sending an email to investors@micromet-inc.com. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Micromet. The SEC’s Internet site can be found at http://www.sec.gov .

We incorporate by reference into this prospectus the documents. Except as set forth below, the SEC file number for the documents incorporated by reference in this prospectus is 0-50440. We incorporate by reference the following information that has been filed with the SEC:

•	our current report on Form 8-K filed with the SEC on March 13, 2008 (except for the information furnished under Item 2.02 or any related exhibit);

•	our annual report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 14, 2008;

•	our current report on Form 8-K filed with the SEC on March 31, 2008;

•	our definitive proxy statement for our 2008 annual meeting of stockholders filed with the SEC on April 29, 2008 and additional definitive materials filed on the same date;

•	our current report on Form 8-K filed with the SEC on May 8, 2008 (except for the information furnished under Item 2.02 or any related exhibit);

•	our quarterly report on Form 10-Q for the quarterly period ended March 31, 2008 filed with the SEC on May 9, 2008;

•	our current report on Form 8-K filed with the SEC on June 30, 2008;

•	our current report on Form 8-K filed with the SEC on August 7, 2008 (except for the information furnished under Item 2.02 or any related exhibit);

•	our quarterly report on Form 10-Q for the quarterly period ended June 30, 2008 filed with the SEC on August 8, 2008;

•	our current report on Form 8-K filed with the SEC on September 2, 2008;

•	our current report on Form 8-K filed with the SEC on September 5, 2008;

•	our current report on Form 8-K filed with the SEC on October 6, 2008;

•	our current report on Form 8 K filed with the SEC on November 6, 2008 (except for the information furnished under Item 2.02 or any related exhibit);

•	our current report on Form 8-K filed with the SEC on November 19, 2008;

•	our quarterly report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the SEC on November 6, 2008;

•
the description of our common stock contained in our registration statement on Form 8-A registering our common stock under Section 12 of the Exchange Act, filed with the SEC on October 24, 2003, including any amendments or reports filed for the purpose of updating that description; and

•
the description of our Series A Junior Participating Preferred Stock Purchase Rights (the “Rights”) contained in our registration statement on Form 8-A registering the Rights under Section 12 of the Exchange Act, filed with the SEC on November 12, 2004, including any amendments or reports filed for the purpose of updating that description.

In addition, all filings that we make with the SEC pursuant to the Exchange Act after the initial filing date of the registration statement, of which this prospectus forms a part, and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. Requests should be directed to: Investor Relations, Micromet, Inc., 6707 Democracy Boulevard, Suite 505, Bethesda, Maryland 20817, telephone (240) 752-1420.